FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORISED COMPANY

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON APRIL 19th, 2015

1.            DATE, TIME AND PLACE: On April 20th, 2015, at 11:00 p.m., at the offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Jean-Charles Naouri; Secretary:  Pedro Testa.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and articles 8 and 9 of the Internal Regulation of the Company’s Board of Directors. All the members of the Board of Directors attended the meeting by conference call, namely, Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. Mr. Nelson Carvalho, coordinator of  the Audit Committee, also attended the meeting.

4.            AGENDA:  Analysis and discussion of the article published in the 880 edition of the magazine Época, which reports supposed payments made in 2010 by the Company to the law firm of Mr. Marcio Thomaz Bastos.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and the Directors have decided, unanimously, to approve the chairman’s proposal to request the Audit Committee to initiate an investigation on (i) the supposed existence and the origin of the payments; should the payments have existed, (ii) in case it is verified that they have occurred, the corresponding services related thereto; and (iii) the chain of approvals regarding such payments; and once finished to present the findings to the  Board of Directors.

Also, the members of the Board of Directors, unanimously, decided to approve to issue a press release, making public the Company’s position regarding the subject and the measures approved in this meeting.

6.            APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April, 19th, 2015. Signatures: Chairman: Jean-Charles Naouri; Secretary: Pedro Testa. Members: Mr. Jean-Charles Naouri, Mr. Arnaud Strasser, Mr. Roberto Oliveira de Lima, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Pedro Testa

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 24, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.